Exhibit 99.1

Moxian Appoints New Auditor for the 2022 Fiscal Year

Beijing, July 8, 2022 (GLOBE NEWSWIRE) – Moxian (BVI) Inc (“Moxian” or the “Company”) (NASDAQ: MOXC), a company in bitcoin mining and related services in the United States and a provider of Internet media marketing services in China, today announced that the Company has appointed Audit Alliance LLP (“Audit Alliance”) as its independent registered public accounting firm for the fiscal year ending December 31, 2022 and accepted the resignation of its previous independent auditor, Centurion ZD & Co., effective on June 30, 2022.

Audit Alliance is headquartered in the Republic of Singapore and will be subject to the inspections by the Public Company Accounting Oversight Board of the United States. The appointment of Audit Alliance has been approved by the Company’s Audit Committee and the Board of Directors.

A proposal to ratify the appointment of Audit Alliance as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 is expected to be submitted to a vote of the shareholders at the annual meeting to be held on August 12, 2022. If the appointment of Audit Alliance is not ratified, the Audit Committee will reconsider the appointment.

About Moxian (BVI) Inc

Moxian (BVI) Inc, a company organized in the British Virgin Islands in May 2021, is the surviving company following its merger with Moxian, Inc. in August 2021. Moxian (BVI) Inc is based in Beijing, China, and currently operates in Beijing, China, as a provider of media marketing services and in the states of New York and Georgia in the U.S.

Forward-Looking Statements

This announcement contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements are based on the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be governed by terms such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” Believe, “estimate”, “potential”, “continue”, “in progress”, “goal”, “guidance expectations” and similar statements are identified. The company may also include in its periodic reports to the US Securities and Exchange Commission (“SEC”), annual reports to shareholders, press releases and other written materials, as well as oral statements from third parties to the company’s management, directors or employees. Any statements that are not historical facts, including statements about the company’s philosophy and expectations, are forward-looking statements that involve factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These factors and risks include, but are not limited to, the following: company’s goals and strategies; future business development; financial status and operating results; expected growth of bitcoin mining industry and Internet media marketing industry; demand and acceptance of the company’s products and services; the relationship between the company and strategic partners; industry competition; and policies and regulations related to the company’s structure, business and industry. More detailed information about these and other risks and uncertainties is included in the company’s filings with the Securities and Exchange Commission. All information provided in the company’s introduction is the latest information as of the date of publication of the company. Except as provided by applicable law, the company is not obligated to update such information.

For further information, please contact:

Wanhong Tan

Chief Financial Officer

+852 9855 6575

yf@abitgrp.com